SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Announcement 19 December 2008, Lisbon

Management transactions

Portugal Telecom, SGPS, S.A. (“PT”) was notified by Telefónica, S.A. (“Telefónica”), pursuant to the terms of article 248-B of the Portuguese Securities Code and of article 15 of CMVM Regulation no. 5/2008, of the following transactions on PT shares:

Nature/Financial instrument	Date	Location	Price (€)	Volume (shares)
Disposal of shares	17.12.2008	Euronext Lisbon	6.28 /share	4,264,394

Equity swap (with cash settlement) executed with Banco Bilbao Vizcaya Argentaria, S.A.	17.12.2008	OTC	Not applicable	22,822,575

Telefónica further informed that, after such transactions, it now holds (i) directly, 76,327,500 shares representing 8.51% of PT’s share capital and (ii) indirectly, 13,323,750 shares representing 1.49% of PT’s share capital, as follows:

Shareholders	No. of shares	% of share capital
Telefónica	76,327,500	8.51%
Telesp, S.A.	7,994,250	0.89%
Aliança Atlântica Holding B.V.	5,329,500	0.60%
Telefónica (total holding)	89,651,250	10.00%

Finally, Telefónica informed that it is a person closely related to the management of PT as two of its directors are also directors of PT, and therefore it has the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code.

This statement follows a communication received from Telefónica, a company incorporated under the laws of Spain, with registered office in Madrid, registered in the Commercial Registry Office of Madrid, with the tax number A-28015865 and share capital of Euro 4,704,996,485.00.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.